Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total announces deep offshore discovery
in the Guyane Maritime license in French Guiana

Paris, September 9, 2011 - Total today announced a hydrocarbon discovery in French Guiana’s deep offshore Guyane Maritime license. Total has a 25% equity interest in the Tullow-operated acreage.

Located around 150 kilometres northeast of Cayenne, the GM-ES-1 well lies in just over 2,000 metres of water and has so far been drilled to a depth of 5,711 metres below sea level. Measurement while drilling revealed the existence of liquid hydrocarbon-bearing sandstone reservoirs.

The discovery follows the acquisition in late 2009 and early 2010 of 3D seismic data over a 2,500-square-kilometre area in the eastern section of the license. The area includes the prospect in which GM-ES-1 is being drilled, as well as several other prospects in similar traps in an abrupt margin play.

After intermediate measurements, drilling will resume shortly to reach the planned total depth. The production potential and the scale of resources will then be determined through delineation drilling.

Total’s partners in the license are Tullow, operator with a 27.5% interest, Shell (45%) and Northpet (2.5%).

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com